EXHIBIT 12.1

Nicolet Bankshares, Inc.

Computation of the Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

($ in Thousands)	For the Years Ended December 31,
	2017		2016		2015		2014		2013
Earnings:
Income before income tax expense	$49,700		$28,065		$17,644		$14,658		$20,009
Add: Fixed charges, excluding interest on deposits	3,182		2,472		2,295		2,006		2,150
Less: Net income attributable to noncontrolling interest	(283)		(232)		(127)		(42)		28
Earnings available for fixed charges and preferred stock dividends, excluding interest on deposits	52,599		30,305		19,812		16,622		22,187
Add: Interest on deposits	7,686		5,144		5,190		5,342		4,393
Earnings available for fixed charges and preferred stock dividends, including interest on deposits	$60,285		$35,449		$25,002		$21,964		$26,580

Fixed Charges:
Interest expense, excluding interest on deposits	$2,825		$2,190		$2,023		$1,725		$1,899
Interest factor in net rental expense	357		282		272		281		251
Total fixed charges, excluding interest on deposits	3,182		2,472		2,295		2,006		2,150
Add: Interest on deposits	7,686		5,144		5,190		5,342		4,393
Total fixed charges, including interest on deposits	$10,868		$7,616		$7,485		$7,348		$6,543

Preferred stock dividends*	$-		$950		$324		$356		$1,208

Total fixed charges and preferred stock dividends, excluding interest on deposits	$3,182		$3,422		$2,619		$2,362		$3,358
Total fixed charges and preferred stock dividends, including interest on deposits	$10,868		$8,566		$7,809		$7,704		$7,751

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Excluding Interest on deposits	16.53	x	8.86	x	7.57	x	7.04	x	6.61	x
Including Interest on deposits	5.55	x	4.14	x	3.20	x	2.85	x	3.43	x

*       Preferred stock dividend requirements represent the amount of pre-tax income required to pay dividends on preferred shares using the Company’s effective tax rate.